Royal Dutch Shell plc
Ms. Loan Lauren P. Nguyen Legal Branch Chief Office of Natural Resources Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-4628 United States of America September 1, 2015	Carel van Bylandtlaan 30 2596 HR The Hague The Netherlands Tel +31 70 377 3120 Email Martin.J.tenBrink@shell.com Internet http://www.shell.com

RE:	Royal Dutch Shell plc

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed March 12, 2015

File No. 001-32575

SEC letter August 14, 2015

Dear Ms. Nguyen,

As Controller of Royal Dutch Shell plc (“Royal Dutch Shell”), and on behalf of Royal Dutch Shell and its subsidiaries, I am responding to your letter of August 14, 2015, to Ben van Beurden regarding the Royal Dutch Shell Form 20-F for the Fiscal Year Ended December 31, 2014. Capitalized terms used but not defined herein have the same meaning given to such terms as in the Royal Dutch Shell Form 20-F for the Fiscal Year Ended December 31, 2014, filed March 12, 2015 (Commission File Number 1-32575). Please see below our numbered responses to your comments.

Form 20-F for the Fiscal Year Ended December 31, 2014

Downstream, page 40

1.	We note your disclosure that the improvement in downstream earnings from 2013 to 2014 “was driven by higher realised refining margins from improved operating performance and a stronger industry environment, higher earnings from Trading and Supply, and lower costs mainly as a result of divestments.” You also stated that “Trading and Supply earnings were significantly higher than 2013, benefiting from increased price volatility and profitable short positions in an oil market where prices declined during the second half of 2014.” Please quantify the factors which impacted your downstream earnings.

Downstream segment earnings (excluding net charges of $2,854 million as described in page 41 of 20-F) in 2014 were $1,799 million (40%) higher than 2013 with higher earnings from Oil Products $2,215 million (123%), partly offset by lower earnings from Chemicals $416 million (-23%). The higher Oil Products earnings were driven by higher realised refining margins from improved operating performance and a stronger industry environment (accounting for approximately 29% of the Oil Product’s improvement); higher earnings from Trading and Supply driven by higher margins (accounting for approximately 26% of Oil Product’s improvement) benefitting from increased price volatility and profitable short positions in an oil market where prices declined during the second half of 2014; lower overall Oil Products costs (accounting for approximately 17% of Oil Product’s improvement) mainly as a result of divestments, lower depreciation as a result of divestments; reduced depreciation from impaired assets (accounting for approximately 9% of Oil Product’s improvement); and higher Marketing and Pipeline margins (accounting for approximately 8% of Oil Product’s improvement). Lower earnings from Chemicals were primarily driven by market conditions for intermediate products and shutdowns of some units at Moerdijk in Netherlands. In future Form 20-F filings, RDS will include quantification of significant items that have affected earnings.

Registered in England and Wales number 4366849

Registered office: Shell Centre London SE1 7NA

Registered with the Dutch Trade Register under number 34179503

Ms. Loan Lauren P. Nguyen

Securities and Exchange Commission

September 1, 2015

Environment and Society, page 52

Exploration in Alaska, page 55

2.	We note your disclosure concerning exploration in Alaska, including your discussion of federal leases for exploration in the Outer Continental Shelf (OCS) of the Beaufort and Chukchi seas. We are aware of your July 2014 request to the Bureau of Safety and Environmental Enforcement (BSEE) for a five-year “suspension of operations” with regard to the leases. In that request, you highlighted that you have invested over $6 billion to secure and pursue the leases and that you have experienced “an interminable series of external delays” in attempting to explore the OCS prospects.

In view of the nature of the issues that you raised in your request to the BSEE, please include disclosure in your filings to discuss your request for the suspension, the status of the request, the related risks of further delays and the lack of certainty as to whether additional time may be granted on the leaseholds.

We confirm that in RDS’s future Form 20-F for the year-ended December 31, 2015, we will include appropriate disclosures with regard to our request for suspension of operations related to our Alaskan leases, the status of the request, the related risk of further delays and the lack of certainty as to whether additional time may be granted on the leaseholds.

We confirm to the staff that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it is the staff’s position that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions please contact me at +31 70 377 3120 or Joseph Babits at +1 864 905 6276.

Sincerely,

/s/ Martin J. ten Brink

Martin J. ten Brink

Executive Vice President Controller

Cc:	Norman von Holtzendorff

Senior Counsel

Securities and Exchange Commission